SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____1______)*



                            Global Technologies, Ltd.

                 (formerly, Interactive Flight Technologies, Inc.)
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 378949101
              -----------------------------------------------------
                                 (CUSIP Number)

                            December 31, 2000
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 6 pages

CUSIP No. 378949101           13G/A                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            387,672
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             446,748
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             387,672
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       446,748
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      834,420
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.8%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 378949101           13G/A                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            446,748
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             387,672
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             446,748
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       387,672
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      834,420
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.8%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 6 Pages


Item 1.     (a)   Name of Issuer:

                  Global Technologies, Ltd.

                 (formerly, Interactive Flight Technologies, Inc.)

            (b)   Address of Issuer's Principal Executive Offices:


                  135 East 57th Street
                  New York, NY  10022

Item 2.     (a)   Name of Person Filing:

                    Rosalind Davidowitz and J. Morton Davis (together, the "Reporting Parties").

            (b)   Address of Principal Business Office:

                    Mr. Davis' business address is c/o D.H. Blair Investment Banking Corp. ("Blair"), 44 Wall Street, New York, NY 10005. Mrs. Davidowitz's address is 7 Sutton Place South, Lawrence, New York, 11559.


            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    378949101


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                             Page 5 of 6  Pages
Item 4.     Ownership.

      (a) (b) Mrs. Davidowitz may be deemed to beneficially own 834,420 shares or 7.8% of the Issuer's shares as follows: (i) 387,672 shares owned directly by her, (ii) 426,948 shares owned by her husband (1) (2), and (iii) 19,800 shares owned by Blair.


               Mr. Davis may be deemed to beneficially own 834,420 shares or 7.8% of the Issuers shares as follows: (i) 426,948 shares owned by him; (ii) 19,800 shares owned by Blair (1), and (iii) 387,672 shares owned by his wife.


          (c) Mrs. Davidowitz has sole voting and dispositive control of shares owned by her. Mr. Davis has sole voting and dispositive power over shares owned by him and by Blair.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.


Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.     Identification and Classification of Members of the Group.

               Not applicable.

Item 9.     Notice of Dissolution of Group.

               Not applicable.





______________________________________________________________________________

     (1) Mr. Davis is Mrs. Davidowitz's husband and the sole shareholder of Blair.

     (2) The filing of this statement shall not be deemed an admission by Mrs. Davidowitz that she beneficially owns the securities attributed to her husband or Blair for any purpose or an admission by Mr. Davis that he beneficially owns the securities attributed to his wife. Mrs. Davidowitz expressly disclaims beneficial ownership of all securities owned beneficially by Mr. Davis. Mr. Davis expressly disclaims beneficial ownership of all securities owned beneficially by his wife.

                                                  Page 6 of 6 pages

Item 10.    Certification.


     By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.






Dated:    February 12, 2001                  /s/ Rosalind Davidowitz
          Lawrence, New York            ____________________________
                                            Rosalind Davidowitz






Dated:    February 12, 2001                  /s/ J. Morton Davis
          New York, New York            _____________________________
                                            J. Morton Davis